

March 13, 2012

<u>Via E-mail</u>
Steven Paladino
Chief Financial Officer
Henry Schein, Inc.
135 Duryea Road
Melville, New York 11747

> **Re: Henry Schein, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 15, 2012**
> **File No. 000-27078**

Dear Mr. Paladino:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2011</u>

<u>Notes to Consolidated Financial Statements</u>

<u>Note 1 – Significant Accounting Policies</u>

<u>Revenue Recognition, page 60</u>

1.   It appears from your disclosure on page 66 you adopted the provisions of ASU 2009-13 in December 2010 as it relates to revenue recognition for multiple element arrangements. Please tell us how you have applied the guidance at FSAB ASC 605-25-30-2 in determining your accounting policy for the revenue recognition for multiple-element arrangements. Please provide us with and confirm in future Exchange Act filings you will include, disclosures required by FASB ASC 605-25-50-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining